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                           January 16, 2024

       Ari Bousbib
       Chief Executive Officer
       IQVIA HOLDINGS INC.
       2400 Ellis Road
       Durham, North Carolina 27703

                                                        Re: IQVIA HOLDINGS INC.
                                                            Registration
Statement on Form S-4
                                                            Filed January 5,
2024
                                                            File No. 333-276404

       Dear Ari Bousbib:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Tom Fraser